EXHIBIT 99.3

Disclosure of Transactions in Own Shares

Paris, September 5, 2019 - In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 29, 2019 to September 4, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29.08.2019	104,867	44.9525	4,714,034	XPAR
29.08.2019	6,451	44.9087	289,706	BATE
29.08.2019	34,785	44.9708	1,564,309	CHIX
29.08.2019	9,603	44.9535	431,688	TRQX
30.08.2019	59,237	45.3557	2,686,736	XPAR
30.08.2019	3,630	45.3816	164,735	BATE
30.08.2019	20,180	45.3492	915,147	CHIX
30.08.2019	5,143	45.3592	233,282	TRQX
02.09.2019	84,912	45.2786	3,844,696	XPAR
02.09.2019	7,381	45.2798	334,210	BATE
02.09.2019	31,215	45.2709	1,413,131	CHIX
02.09.2019	9,005	45.2726	407,680	TRQX
03.09.2019	175,832	44.7774	7,873,300	XPAR
03.09.2019	14,010	44.7643	627,148	BATE
03.09.2019	69,460	44.7598	3,109,016	CHIX
03.09.2019	15,125	44.8616	678,532	TRQX
04.09.2019	118,866	45.1907	5,371,639	XPAR
04.09.2019	8,583	45.2072	388,013	BATE
04.09.2019	41,086	45.2174	1,857,802	CHIX
04.09.2019	8,455	45.1867	382,053	TRQX
Total	827,826	45.0419	37,286,858

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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